Filed by Noble Energy, Inc. (Commission File No. 001-07964) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Patina Oil & Gas Corporation (Commission File No. 001-14344) The following is a Noble Energy, Inc. slide presentation first presented on April 20, 2005 at the IPAA OGIS Conference:

IPAA Oil and Gas Investment Symposium April 18 - 20, 2005

Forward-looking Statement
Noble Energy Rebuilt For Long-term Value Creation
Creating A Highly Profitable Business Model
Significant Progress Towards Long-term Goals
Why Patina Oil & Gas?
An Outstanding Combination of Assets
Increased Domestic Onshore Contribution
Capital Expenditures Reflect A More Balanced Company with Greater Diversity Opportunities
POG Adds Significant Assets in Key Growth Basins
POG Adds Significant Assets in Key Growth Basins
Deep Gulf Coast / Shelf Exploration
Viosca Knoll Area
Active Deepwater Exploration Portfolio
Deepwater Development Timeline
Deepwater Production To Grow Rapidly
Rapid International Growth Continues
Natural Gas Sales Underway in Israel
Ecuador Natural Gas To Power Project
Equatorial Guinea Building a Solid Position
Production Continues to Grow in Equatorial Guinea
North Sea Important Producing Area with Growth Potential
China An Expanded Development Plan for Bo Hai Bay
Accelerating Progress Toward Long-term Goals

Forward-looking Statement This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Noble Energy's and Patina Oil & Gas' current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost- cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Noble Energy and Patina Oil & Gas. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Noble Energy and Patina Oil & Gas. Noble Energy and Patina Oil & Gas assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About The Merger And Where To Find It In connection with the proposed merger (the "Merger"), Noble Energy has filed with the SEC a Registration Statement S-4 (Registration Number 333-122262) that contains the joint proxy statement/prospectus regarding the transaction. Investors and security holders of Noble Energy and Patina Oil & Gas are urged to read the definitive joint proxy statement/prospectus and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy's website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina's website at www.patinaoil.com. Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy's 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina's 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on S-4.

Noble Energy Rebuilt For Long-term Value Creation Business Development Added Domestic Asset Sales China and Israel Completed Deepwater Discovery at Lorien 2003 Strong Production Growth With Domestic Stabilized Three Deepwater Developments EG Phase 2A Completed Cost Structure Improving Domestic Enhanced With Patina 2004 Corporate Structure and Processes Portfolio Assessment International Growth Agenda EG Methanol Completed Israel Sanctioned 2001 Capital Reallocation Shelf Capital Cut Gulf Coast Onshore Enhanced New Organizational Structure Rebuild Exploration Process Ecuador Completed 2002

Creating A Highly Profitable Business Model Production Increase 2002 2003 2004 Discretionary Cash Flow Increase* 2002 2003 2004 [1] NBL Rank 13 of 17 [2] NBL Rank 4 of 17 [3] NBL Rank 2 of 16 Peer Average * Non-GAAP Measure, see appendix

Significant Progress Towards Long-term Goals Total NBL Unit Costs Decline, While Peer Unit Costs Increase Five Non-core/Higher Operating Cost Asset Packages Identified and Sold Cost Management ? NBL's Long-term Corporate Objectives Achievements Establish Organic Growth Platform Strategic Acquisitions Major International Developments Online, Driving Visible Production Growth Through 2008 Recent Deepwater Discoveries and Associated Development Opportunities Anchor U.S. Growth Announced Acquisition of Patina Oil & Gas Adding Long-lived Domestic Natural Gas Growth ? ?

Why Patina Oil & Gas? Grow Domestic Position in Key Basins Long-lived Onshore Deepwater Complement International Production Growth Balance Risk From Exploration Generate Competitive Risk-weighted Returns Reduce Dependence on Gulf of Mexico Shelf High-quality, Multi-year, Low-risk Inventory Balances Risk Profile of Reserve Base Increases Domestic Onshore Reserves to 45 Percent of Total Reserves From 15 Percent Increases Domestic Exploitation Extends Domestic Reserve Life Taps into One of the Stronger Near-term Organic Growth Profiles in the Sector Establishes New Core Areas with Platform for Further Regional Consolidation Allows Application of POG's Technological Expertise to NBL's Existing Onshore Tight Gas Operations Provides NBL with an Opportunity to Further High Grade Asset Base NBL's Articulated Strategic Objectives A Combination with POG Would Address Many of These Objectives

An Outstanding Combination of Assets Balanced Domestic and International Portfolio * Reserves YE 2004 Production FY 2004 Equatorial Guinea* Reserves 262 MMBoe Production 18 MBoepd Argentina* Reserves 10 MMBoe Production 3 MBoepd Ecuador* Reserves 20 MMBoe Production 3 MBoepd Israel* Reserves 70 MMBoe Production 8 MBoepd North Sea* Reserves 11 MMBoe Production 9 MBoepd China* Reserves 11 MMBoe Production 4 MBoepd Gulf of Mexico* Reserves 71 MMBoe Production 38 MBoepd Onshore US Pro Forma* Reserves 340 MMBoe Production 78 MBoepd DOMESTIC INTL Pie Chart 52 48 International 48% Domestic 52% Total Reserves: 795 MMBoe Pro Forma YE 2004

GOM DOMESTIC ONSHORE EG ISRAEL NORTH SEA OTHER INTL Pie Chart 35 23 17 7 8 10 Increased Domestic Onshore Contribution More Stable, Longer-lived Production GOM DOMESTIC ONSHORE EG ISRAEL NORTH SEA OTHER INTL Pie Chart 23 49 11 5 5 7 GOM 35% North Sea 8% Domestic Onshore 23% Other Int'l 10% Israel 7% EG 17% GOM 23% North Sea 5% Domestic Onshore 49% Other Int'l 7% Israel 5% EG 11% 107 MBoepd 161 MBoepd NBL Production FY 2004 Pro Forma FY 2004

Capital Expenditures Reflect A More Balanced Company with Greater Diversity Opportunities GOM Deepwater GOM Shelf International Patina Onshore Corp/Other Pie Chart 20 10 22 29 17 2 GOM Deepwater GOM Shelf International Onshore Corp/Other Pie Chart 6.1 16.5 59.1 17.3 1.1 GOM Shelf 10% GOM Deepwater 20% NBL Onshore 17% POG Onshore 29% International 22% GOM Deepwater 6% Onshore 17% GOM Shelf 17% International 59% 2003 NBL Only $545 MM 2005 Pro Forma $1,035MM

POG Adds Significant Assets in Key Growth Basins NBL POG - Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects POG - Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects POG - San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects POG - Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects

POG Adds Significant Assets in Key Growth Basins NBL POG - Wattenberg 157 MMBoe Proved (2004) 72% Natural Gas 120 MMBoe Probable & Possible 8,700+ Projects POG - Mid-Continent 81 MMBoe Proved (2004) 64% Natural Gas 35 MMBoe Probable & Possible 800+ Projects POG - San Juan 16 MMBoe Proved (2004) 98% Natural Gas 22 MMBoe Probable & Possible 500+ Projects POG - Central 15 MMBoe Proved (2004) 5% Natural Gas 4 MMBoe Probable & Possible 300 Projects Siberia Ridge Field 8 - 10 Well Drilling Program Additional Infill Drilling Potential Bowdoin Field 25 Well Drilling Program Niobrara Trend 235 Well Infill Drilling Program Caspiana Field (Hosston / Cotton Valley) 5 - 7 Well Drilling Program Additional Infill Drilling Potential Gulf Coast Region 38 Drilling Well Program Wind River Testing 27,000 Acre Position Piceance Drilling 12 Wells on 6,700 Acres

Deep Gulf Coast / Shelf Exploration 2005 Prospects Contain Significant Upside Drilling Candidates Prospects Development Core Focus Area LA MS AL New Orleans Baton Rouge Lafayette Biloxi Jackson

Viosca Knoll Area Tomcat MO 942/943/987 P75 - P25: 28 - 94 Bcfe Cadillac VK 251 P75 - P25: 103 - 541 Bcfe Strike Eagle VK 157/158 P75 - P25: 10 - 30 Bcfe Voodoo VK 341 P75 - P25: 14 - 51 Bcfe Warthog VK 4/65 P75 - P25: 14- 47 Bcfe Hornet Lightning 2005 Drilling NBL Prospects NBL Leases VK 113 P75 - P25: 5 - 8 Bcfe

Active Deepwater Exploration Portfolio Two Focus Areas - Green Canyon and Mississippi Canyon / Atwater Fold Belt MS LA AL TX Drilling Candidates Producing Development Core Focus Area Active Prospects Houston Lafayette Baton Rouge New Orleans

Deepwater Development Timeline 2004 2005 2006 Project / Phase Swordfish Project Drill and Complete Complete Well 2 and 3 Fabrication / Installation Initial Production Lorien Project Appraisal and Drilling Drill Well 2 and Completions Fabrication / Installation Initial Production Ticonderoga Project Appraisal and Drilling Complete 2 Wells Fabrication / Installation Initial Production 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q IP: 10,000 Boepd net IP: 12,000 Boepd net IP: 12,000 Boepd net

Deepwater Production To Grow Rapidly 2004 2005E 2006E 2007E Base 7.5 5.5 2.9 1.8 Swordfish 0 5.4 7.9 5.7 Lorien 0 0 10 10 Ticonderoga 0 0 5.9 9.9 Total 7.5 12.3 31.8 29

Rapid International Growth Continues 2000 2001 2002 2003 2004 East 11.5 19.4 26.3 32.6 44.7 1999 2000 2001 2002 2003 2004 Year End Proved Reserves Annual Average Production

Natural Gas Sales Underway in Israel Significant Future Growth Potential Current Annual Sales of 150+ MMcfpd, Gross Facilities Capacity 600 MMcfpd IEC Contract 630 Bcf (170 MMcfpd) Ashdod (Current) 270 MMcfpd Peak Demand Tel Aviv (2005) 95 MMcfpd Peak Demand Low Cost Production ~$.50/Mcf DD&A ~$.31/Mcf Operating Costs New and Potential Customers Bazan Refinery Contract Delek IPP Ashkelon* Dorad IPP 800 MW* AIPM Paper Mill* Solbar Cogen Ashdod Over 1 Tcf Resources (NBL WI: 47 Percent) Source: Israel Electric Corporation 03-2005 * Preliminary Term Sheet Signed

Ecuador Natural Gas To Power Project 130 MW Capacity Low Cost Thermal Generator Growing Power Market 2004 Net Project Cash Flow* $30.4MM Total Cash Flow $3.99 Per Mcfe Improved Operating Margins Future Potential Combined Cycle Third Turbine Exploration * Non-GAAP measure, see appendix

Equatorial Guinea Building a Solid Position NBL Has an Interest in Three Blocks Covering Over 930,000 Acres 2004 Net Cash Flow* Field Operations: $107.0MM Methanol: $82.5MM $4.93 per Mcfe New Exploration Block "O" Drilling Commences 2H05 One Well Previously Drilled Block "I" Never Drilled * Non-GAAP measure, see appendix

Production Continues to Grow in Equatorial Guinea Phase 2A at Full Production Phase 2B Production Expected 2Q05 Natural Gas Sales to Regional LNG Plant Expected in 2008 260 MMBoe Net Proved Reserves Gas Liquids 1998 0.44 2.55 1999 0.46 2.56 2000 0.43 2.5 2001 4.08 4.62 2002 5.73 5.26 2003 6.65 6.38 2004 7.65 10.11 2005E 7.9 15.79 Phase 2A and 2B Phase 1 and Methanol

North Sea Important Producing Area with Growth Potential 2004 North Sea Net Cash Flow* $89.7MM Dumbarton Development Status Sanction in 3Q05 First Production Early 2007 P50 Resources: 40 MMBoe NBL WI: 30 Percent * Non-GAAP measure, see appendix Dumbarton MacCulloch

Existing Platform A Additional Water Injection Power Generator Two 12 Slot Wellbays New 12 Slot Wellbay New 12 Slot Wellbay New Bridge Connected Structure for LQ Living Quarters Expanded Living Quarters China An Expanded Development Plan for Bo Hai Bay 2004 Drilling Increased Production 9,000 Bopd (Gross) Maximum Utilization of Facilities NBL WI: 57 Percent Original and 2004 Programs Confirmed Presence of Additional Resources Developing Multi-year Expansion Plan Double Well Capacity Expand Facilities Long-term Growth Potential Reserves Extend Production Plateau

Accelerating Progress Toward Long-term Goals Major International Projects Have Created Legacy Portfolio Long-lived and Low Cost Growth Continuing From Existing Assets Leveraging Unique Expertise to Acquire New Opportunities Domestic Is Dramatically Improving Deepwater Growing Rapidly Growth Less Dependent on Exploration POG Assets Add Large Exploitation Inventory Domestic Cost Structure Improving Substantial Free Cash Flow to Exploit New Opportunities and Reduce Debt A Stronger and More Balanced Company